FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Total Control Products, Inc. 401K and Profit Sharing Plan
C/O Computer Dynamics
Human Resources
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Total Control Products, Inc. 401K and Profit Sharing Plan

By: J. McDonald

Name: Janet McDonald

Title:

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Total Control Products, Inc. 401(k) and Profit Sharing Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 and Schedule H, line 4a-schedule of nonexempt transactions for delinquent participant contributions – year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Total Control Products, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

New York, New York
June 25, 2004

TOTAL CONTROL PRODUCTS, INC. 401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

TOTAL CONTROL PRODUCTS, INC. 401(K)
AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Total Control Products, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i–schedule of assets (held at end of year) – December 31, 2003 and Schedule H, line 4a–schedule of nonexempt transactions for delinquent participant contributions – year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments at fair value (notes 3 and 4):		
Cash and cash equivalents	$ 12,735	—
Mutual funds	1,981,351	—
Common stock	251,231	—
Pooled investment fund	485,210	—
Plan interest in GE Universal Master Trust	—	2,194,951
Participant loans	70,899	62,451
Total investments	2,801,426	2,257,402
Receivables:		
Participant contributions	—	15,720
Employer contributions	—	9,815
Total receivables	—	25,535
Net assets available for plan benefits	$ 2,801,426	2,282,937

See accompanying notes to financial statements.

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	320,914
Dividends and interest		20,118
Plan interest in GE Universal Master Trust investment income (note 4)		49,166
Interest on participant loans		3,317
Total investment income		393,515
Contributions:		
Participant		205,202
Employer		121,087
Total contributions		326,289
Benefits paid to participants		(200,389)
Administrative expenses		(926)
Net increase		518,489
Net assets available for plan benefits at:		
Beginning of year		2,282,937
End of year	$	2,801,426

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Total Control Products, Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 26, 2003, the Company approved the transfer of plan assets to Matrix Capital Bank (Matrix). In connection with the transfer, assets in the Master Trust apportioned to the Plan were transferred to Matrix and BISYS Retirement Services (BISYS) assumed record-keeping duties.

Eligibility

Employees become eligible to join the Plan once they worked for three months for the company and have reached the age of 21.

Contributions

Participants are permitted to defer up to 15% of their compensation before tax subject to limitations imposed by law. The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. For 2003, no discretionary contributions were made.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in employer matching and discretionary contributions and earnings thereon as follows:

Years of service	Percent vested
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

At December 31, 2003 and 2002, forfeited nonvested amount totaled $73,346 and $61,539 respectively. These amounts will be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions in 2003.

(Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and allocation of the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the Plan Document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Until April 26, 2003, the Plan's investments were held in a GE Universal Master Trust. Effective April 26, 2003, the assets were transferred to Matrix; however, the investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

State Street Stable Value Fund (formerly GE Stable Value Fund) – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity,

(Continued)

Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

GE Small Cap Value Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 month or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire, principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at a rate in accordance with prime rate reported on the last business day of the month before the month in which the loan application is received, plus 1%. Repayment is made through automatic payroll deduction after taxes have been withheld.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or a direct rollover. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution. In case of hardships, a participant may elect to withdraw all or a portion of his or her before-tax contributions (without earnings), matching contributions and profit sharing contributions. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual methods of accounting.

Investment Valuation and Income Recognition

The Plan's investments were held in a Master Trust until April 26, 2003. On this date, the investments were transferred out of the Master Trust into a separate trust of the Plan. Following are the investment valuation and income recognition policies of the Plan and the Master Trust.

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value, which represent the net asset value of shares as reported by the investment manager of the fund. GE Common

Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan's year end.

Short term investments, the money market fund, and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis which is not materially different than when earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(Continued)

(3) Investments

The fair values of individual investments as of December 31, 2003 are as follows:

		2003	
Mutual funds:			
GE Fixed Income Fund	$	317,453	*
GE International Equity Fund		62,039	
GE Moderate Allocation Fund		41,453	
GE U.S. Equity Fund		534,575	*
GE Small-Cap Value Equity Fund		419,809	*
GE Conservative Allocation Fund		110,156	
GE Aggressive Allocation Fund		124,469	
GE Premier Growth Equity Fund		371,397	*
Total mutual funds		1,981,351	
Pooled investment fund:			
State Street Stable Value Fund		485,210	*
Common stock:			
GE Company		251,231	*
Short-term investments:			
Cash and cash equivalents		12,735	
Participant loans		70,899	
Total investments	$	2,801,426	

* Represents 5% or more of Plan's net assets.

During the period April 26, 2003 to December 31, 2003, the Plan's investments appreciated in value as follows:

Mutual funds	$	288,874
Common stock		19,898
Pooled investment fund		12,142
Total	$	320,914

(4) Interest in GE Universal Master Trust

Effective February 1, 2000, an affiliate of GE formed the GE Universal Master Trust (Master Trust) in accordance with a master trust agreement with State Street Bank and Trust Company.

(Continued)

Use of a master trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC, the Plan's recordkeeper, maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

Effective April 26, 2003, the Master Trust was terminated, and assets were transferred to Matrix.

The following represents the 2002 financial information regarding the net assets and investment income of the Master Trust as well as the Plan's interest in the Master Trust and investment income which was certified to as having being accurate and complete by State Street Bank and Trust Company:

		As of December 31, 2002
GE Company common stock, at fair value	$	540,059
Mutual funds, at fair value		7,142,595
Money market fund, at fair value		1,170,093
Pooled investment contracts, at contract value		2,141,929
Short-term investments, at fair value		22,842
Accrued interest and dividends		6,121
	$	11,023,639
Plan's interest in GE Universal Master Trust	$	2,194,951

Investment income of the Master Trust for the period January 1, 2003 to April 26, 2003 is summarized as follows:

Net appreciation in the fair value of investments:		
GE Company common stock	$	108,723
Mutual funds		43,604
Pooled investment fund		29,377
		181,704
Interest		113
Dividends		28,324
Total investment income	$	210,141
Plan's net participation in investment income of the GE Universal Master Trust for the period January 1, 2003, to April 26, 2003	$	49,166

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup Company), which was a party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street. State Street was the custodian of the Plan prior to April 26, 2003. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(Continued)

(8) Prohibited Transaction

During the year ended December 31, 2003, the Company failed to remit contributions to the Plan on a timely basis, which is considered a prohibited transaction. The Company corrected the situation in 2003 and intends to pay all interest and penalties associated with the late remittances as soon as administratively possible.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

TOTAL CONTROL PRODUCTS, INC. 401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares	Current value
*	Matrix Capital Bank	Cash and cash equivalents	12,735	$ 12,735
*	GE Company	Common stock	38,094	251,231
*	GE Conservative Allocation Fund	Mutual fund	13,256	110,156
*	GE Moderate Allocation Fund	Mutual fund	4,282	41,453
*	GE Aggressive Allocation Fund	Mutual fund	12,535	124,469
*	GE Fixed Income Fund	Mutual fund	25,356	317,453
*	GE Small-Cap Value Equity Fund	Mutual fund	28,675	419,809
*	GE U.S. Equity Fund	Mutual fund	20,241	534,575
*	GE Premier Growth Equity Fund	Mutual fund	14,340	371,397
*	GE International Equity Fund	Mutual fund	4,935	62,039
*	State Street Stable Value Fund	Pooled investment fund	29,112	485,210
*	Participant loans	39 loans to participants with interest rates of 4% to 10.00%		70,899
				$ 2,801,426

* Party in interest as defined by ERISA.

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Schedule H, Line 4a– Schedule of Nonexempt Transactions
for Delinquent Participant Contributions

Year ended December 31, 2003

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction including rate of interest	(d) Amount on line 4(a)	(e) Lost interest
Computer Dynamics	Employer participating in the plan	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner.	$ 18,102	$ 60

In connection with the change in record keeper and trustee, it was noted that there was one unintentional delay by the Company in submitting 2003 employee deferrals and loan repayments in the amount of $15,573 and $2,529, respectively, to the Trust. The Company expects to reimburse the Plan in July 2004 for lost interest, in the amount of $60.